SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 11)

GOLD KIST INC.

(Name of Subject Company)

PROTEIN ACQUISITION CORPORATION

PILGRIM’S PRIDE CORPORATION

(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

Richard A. Cogdill

Pilgrim’s Pride Corporation

4845 US Highway 271 North

Pittsburg TX 75686-0093

(903) 434-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Alan G. Harvey

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas TX 75201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,096,185,405	$117,292

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $21.00, the per share tender offer price, by the sum of (i) the 51,024,977 outstanding shares of Common Stock as of December 3, 2006 as represented by Gold Kist Inc. in the Merger Agreement referred to in this Amendment No. 11, and (ii) the 1,174,328 shares of Common Stock subject to outstanding grants and awards under Gold Kist Inc. share-based compensation plans as represented by Gold Kist Inc. in the Merger Agreement.
**	Calculated as 0.0107% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $113,422.00	Filing Party: Pilgrim’s Pride Corporation
Form or Registration No.: SC TO-T	Date Filed: September 29, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 11 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2006 and amended by Amendment No. 1 filed September 29, 2006, Amendment No. 2 filed October 12, 2006, Amendment No. 3 filed October 16, 2006, Amendment No. 4 filed October 17, 2006, Amendment No. 5 filed October 23, 2006, Amendment No. 6 filed October 24, 2006, Amendment No. 7 filed October 30, 2006, Amendment No. 8 filed November 13, 2006, Amendment No. 9 filed November 20, 2006 and Amendment No. 10 filed November 30, 2006 (as so amended, the “Schedule TO”) by Protein Acquisition Corporation, a Delaware corporation (“Purchaser”) and Pilgrim’s Pride Corporation, a Delaware Corporation (“Parent”) and owner of all of the outstanding common stock of Purchaser. The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Gold Kist Inc., a Delaware corporation (the “Company”), and the associated common stock and Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of July 9, 2004, between the Company and Computershare Investor Services, LLC as successor Rights Agent to Sun Trust Bank (the “Rights Agreement”), for $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006, as amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

In connection with the execution of the Agreement and Plan of Merger referred to in Item 5 below, the price per Share to be paid pursuant to the Offer has been increased from $20.00 to $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest. All references in the Offer to Purchase (other than in the tenth and eleventh paragraphs of the “Introduction” Section and in Section 10), the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients, to the offer price of $20.00 per Share are hereby amended to refer to $21.00 per Share.

The scheduled expiration date of the Offer continues to be 5:00 p.m., New York City time on December 27, 2006, unless further extended.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

Section 10, “Background of the Offer; Contacts with the Company,” of the Offer to Purchase is amended and supplemented as follows:

On Saturday, December 2, 2006, at the invitation of Mr. Pilgrim, Mr. Frazier and Mr. R. Randolph Devening, Chairman of the Special Committee of independent directors of the Company established to evaluate the Company’s strategic alternatives, met with Mr. Pilgrim and Mr. Richard A. Cogdill, Parent’s Chief Financial Officer, in Dallas, Texas to discuss Parent’s Offer. By the conclusion of the meeting, they had reached an agreement in principle for Parent to acquire all of the Shares at a purchase price of $21.00 per share, subject to negotiation of definitive documentation for the transaction, limited due diligence by Parent and approval by the respective boards of directors of Parent and the Company. On Saturday afternoon, Baker & McKenzie LLP, counsel to Parent, provided a draft merger agreement to the Company and its advisors.

On Sunday, December 3, the parties met at the Atlanta, Georgia offices of Alston & Bird LLP, counsel to the Company, to negotiate and finalize the terms of the draft merger agreement. Participating were Mr. Cogdill and other representatives of Parent, representatives of Baker & McKenzie LLP and of Morris, Nicholls, Arsht & Tunnel, LLP, Delaware counsel to Parent, and representatives of Credit Suisse, Legacy Partners Group LLC and Lehman Brothers, financial advisors to Parent. Participating on behalf of the

Company were Mr. John Bekkers, Chief Executive Officer of the Company, Mr. Frazier and Mr. Devening, other representatives of the Company, representatives of Alston & Bird, and of Merrill Lynch & Co. and Gleacher Partners LLC, financial advisors to the Company. The transaction was unanimously approved by the respective boards of directors of Parent and the Company on December 3, 2006, and on December 3, 2006, Parent, Purchaser and the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) under which Purchaser will offer to acquire all of the outstanding shares of the Company’s Common Stock at the increased Offer price of $21.00 per share, net to the seller in cash and, following which, Purchaser will be merged with and into the Company, with the Company as the surviving corporation (the “Merger”). Parent and the Company issued a joint press release on Monday morning, December 4, 2006 announcing execution of the definitive Merger Agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is being filed with the Commission as an exhibit to this Schedule TO (Amendment No. 11). The Merger Agreement should be read in its entirety for a full description of its terms and conditions.

Item 7. Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

Section 9, “Financing of the Offer and the Merger,” of the Offer to Purchase is hereby amended and supplemented by the addition of the following information:

In connection with the execution of the Merger Agreement, Parent entered into a Consent and Amendment to Term Loan Agreement pursuant to which the lenders and other parties to the Bridge Loan Agreement consented to the Merger Agreement and agreed to amendments to the Bridge Loan Agreement relating to the funding condition in the Bridge Loan Agreement that there be no material adverse effect.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 15, “Certain Legal Matters and Regulatory Approvals,” of the Offer to Purchase is hereby amended and supplemented as follows:

The discussion in this Section under the caption “Certain Legal Proceedings” is hereby amended and supplemented as follows:

Pursuant to the Merger Agreement, Parent and the Company have agreed that, as soon as practicable, they shall promptly take all actions necessary to stay all proceedings (including discovery) pending before the United States District Court for the Northern District of Georgia, Atlanta Division in Case 1:06-cv-02441-CC Gold Kist Inc. v. Pilgrim’s Pride Corporation et al. The Company has further agreed that promptly upon the date on which Purchaser pays for Shares purchased in the Offer, the Company shall dismiss with prejudice all claims asserted and/or that could be asserted in Case 1:06-cv-02441-CC Gold Kist Inc. v. Pilgrim’s Pride Corporation et al.

Item 12. Material to Be Filed as Exhibits (except for Exhibits designated as “filed herewith,” all Exhibits have previously been filed).

(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)

Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 (the “Exchange Act”) and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”) and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(a)(23)	Press Release issued by Parent on October 12, 2006 responding to the Schedule 14D-9 filed by the Company.

(a)(24)	Press Release issued by Parent on October 12, 2006 announcing the purchase price for the Gold Kist Notes and receipt of tenders and related consents from holders of 73.2% of the outstanding Gold Kist Notes.

(a)(25)	Press Release issued by Parent on October 16, 2006 announcing receipt of tenders of Gold Kist Notes and related consents sufficient to approve proposed amendments to the Gold Kist Indenture.

(a)(26)	Press Release issued by Parent on October 17, 2006 announcing early termination of the waiting period under the HSR Act.

(a)(27)	Press Release issued by Parent on October 23, 2006 with open letter to the Company’s stockholders.

(a)(28)	Press Release issued by Parent on October 29, 2006 announcing reduction in weekly chicken processing.

(a)(29)	Press Release issued by Parent on October 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(30)	Order of the U.S. District Court issued November 2, 2006 denying the Company’s Motion for Expedited Hearing and granting Parent’s Motion to Modify Scheduling Order.

(a)(31)	Defendants’ Motion to Dismiss the Company’s Exchange Act Claims.

(a)(32)	Defendants’ Memorandum in Support of Motion to Dismiss the Company’s Exchange Act Claims.

(a)(33)	Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(34)	Memorandum in Support of Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(35)	Press Release issued by Parent on November 13, 2006 announcing the revised purchase price for the Gold Kist Notes.

(a)(36)	Press Release issued by Parent on November 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(37)

Joint Press Release issued by Parent and the Company on December 4, 2006 announcing the execution and delivery of the Merger Agreement and the increase in the purchase price per Share in the Offer (filed herewith).

(a)(38)	Letter dated December 4, 2006 to employees of Parent (filed herewith).

(a)(39)	Letter dated December 4, 2006 to customers of Parent (filed herewith).

(a)(40)	Letter dated December 4, 2006 to Parent growers (filed herewith).

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(3)	Supplemental Commitment Letter from Lehman Brothers and Credit Suisse to Parent dated October 20, 2006.

(b)(4)

$450,000,000 Senior Unsecured Term Loan Agreement dated November 29, 2006 among Parent, Lehman Commercial Paper Inc., Lehman Brothers, Inc., Credit Suisse Securities (USA) LLC and Credit Suisse Cayman Islands Branch, including agreed form of Exchange Note indenture.

(b)(5)

Consent and Amendment to Term Loan Agreement, dated as of December 3, 2006, by and among Lehman Commercial Paper Inc., Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, Credit Suisse and Parent (filed herewith).

(d)(1)	Agreement and Plan of Merger dated as of December 3, 2006 among Parent, Purchaser and the Company (filed herewith).

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2006

PROTEIN ACQUISITION CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

PILGRIM’S PRIDE CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX 1

Exhibit No.
(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)	Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Exchange Act and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

[1]	Except for Exhibits designated as “filed herewith,” all Exhibits have previously been filed.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(a)(23)	Press Release issued by Parent on October 12, 2006 responding to the Schedule 14D-9 filed by the Company.

(a)(24)	Press Release issued by Parent on October 12, 2006 announcing the purchase price for the Gold Kist Notes and receipt of tenders and related consents from holders of 73.2% of the outstanding Gold Kist Notes.

(a)(25)	Press Release issued by Parent on October 16, 2006 announcing receipt of tenders of Gold Kist Notes and related consents sufficient to approve proposed amendments to the Gold Kist Indenture.

(a)(26)	Press Release issued by Parent on October 17, 2006 announcing early termination of the waiting period under the HSR Act.

(a)(27)	Press Release issued by Parent on October 23, 2006 with open letter to the Company’s stockholders.

(a)(28)	Press Release issued by Parent on October 29, 2006 announcing reduction in weekly chicken processing.

(a)(29)	Press Release issued by Parent on October 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(30)	Order of the U.S. District Court issued November 2, 2006 denying the Company’s Motion for Expedited Hearing and granting Parent’s Motion to Modify Scheduling Order.

(a)(31)	Defendants’ Motion to Dismiss the Company’s Exchange Act Claims.

(a)(32)	Defendants’ Memorandum in Support of Motion to Dismiss the Company’s Exchange Act Claims.

(a)(33)	Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(34)	Memorandum in Support of Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(35)	Press Release issued by Parent on November 13, 2006 announcing the revised purchase price for the Gold Kist Notes.

(a)(36)	Press Release issued by Parent on November 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(37)	Joint Press Release issued by Parent and the Company on December 4, 2006 announcing the execution and delivery of the Merger Agreement and the increase in the purchase price per Share in the Offer (filed herewith).

(a)(38)	Letter dated December 4, 2006 to employees of Parent (filed herewith).

(a)(39)	Letter dated December 4, 2006 to customers of Parent (filed herewith).

(a)(40)	Letter dated December 4, 2006 to Parent growers (filed herewith).

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(3)	Supplemental Commitment Letter from Lehman Brothers and Credit Suisse to Parent dated October 20, 2006.

(b)(4)	$450,000,000 Senior Unsecured Term Loan Agreement dated November 29, 2006 among Parent, Lehman Commercial Paper Inc., Lehman Brothers, Inc., Credit Suisse Securities (USA) LLC and Credit Suisse Cayman Islands Branch, including agreed form of Exchange Note indenture.

(b)(5)	Consent and Amendment to Term Loan Agreement, dated as of December 3, 2006, by and among Lehman Commercial Paper Inc., Lehman Brothers Inc., Credit Suisse Securiteis (USA) LLC, Credit Suisse and Parent (filed herewith).

(d)(1)	Agreement and Plan of Merger dated as of December 3, 2006 among Parent, Purchaser and the Company (filed herewith).

(g)	None.

(h)	None.